SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 1-14926

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 2, 2010
KT Corporation

By:	/S/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/S/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director

Disposal of Treasury Stock

A. Total number of shares to be disposed

1. Common stock: 20,243 shares

B. Estimated aggregate disposal amount

1. Common stock: Won 844,355,773

C. Disposal period

1. Beginning period: June 30, 2010

2. Ending period: September 8, 2010

D. Purpose of disposal: To grant treasury stocks after the execution of stock options

E. Method of disposal: disposed over the counter

F. Details of treasury stock before disposal

1. Direct holdings

a. Common stock: 17,896,913 shares

b. Ratio (%): 6.9% of total outstanding shares

2. Holding through trust contract

a. Common stock: None

b. Ratio (%): N/A

G. Date of board resolution: -

H. Attendance of members of audit committee: -

I. Other relevant matters:

1.	The total number of shares to be disposed above is calculated by aggregating total shares granted as stock options on September 8, 2003. A retired senior executive officer has recently exercised a stock option of 2,559 shares.

2.	The method of calculating the total number of shares to be disposed is as follows.

•	Based on the exercisable shares of stock options given to 14 senior executive officers on September 8, 2003.

•	The total number of exercisable shares is calculated based on the ‘difference between market price and exercise price’, which was resolved by board of directors on April 29, 2010.

•	The total number of exercisable shares may alter in case of additional execution of stock options due to stock price variation.

3.	Estimated aggregate disposal price above was calculated based on the exercise price of stock option of Won 41,711 per share.

4.	Disposal period above is from the date of the initial disposal of treasury shares to the expiry date of execution.

5.	‘Disposed over the counter’ means transferring to the recipient’s account.

6.	Disposal of treasury shares upon execution of stock option does not require approval of board of directors.

7.	This disclosure can be substituted for the case of additional disposal of treasury stocks during the disposal period